Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

GIBO Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”) is providing the following unaudited pro forma condensed combined financial information present the combination of the financial information of Bukit Jalil Global Acquisition 1 Ltd (“BUJA”) and Global IBO Group Limited (“GIBO”), which was consummated on May 8, 2025.

The unaudited pro forma condensed financial statements are based on the BUJA historical financial statements and GIBO historical financial statements as adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the transactions as if they had been consummated on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 give effect to the transactions as if they had occurred on January 1, 2024, the beginning of the period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

There is no historical activity with respect to the Company, Merger Sub 1 and Merger Sub 2, and accordingly, no adjustments were required with respect to these entities in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	BUJA’s balance sheet as of December 31, 2024 and the related notes included elsewhere in this Form 20-F, and

●	GIBO’s consolidated balance sheet as of December 31, 2024 and the related notes included elsewhere in this Form 20-F.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 has been prepared using, and should be read in conjunction with, the following:

●	BUJA’s statements of operations for the year ended December 31, 2024 and the related notes included elsewhere in this Form 20-F, and

●	GIBO’s consolidated statements of operations for the year ended December 31, 2024 and the related notes included elsewhere in this Form 20-F.

Description of the Business Combination

On May 8, 2025, the Company consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 5, 2024 and amended as of March 3, 2025 (the “Business Combination Agreement”), by and among the Company, BUJA, GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”).

As a result of the Business Combination, (i) Merger Sub I has merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) following the First Merger, Merger Sub II has merged with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon the consummation of the Business Combination, each of BUJA and GIBO became a subsidiary of the Company, and BUJA’s shareholders and GIBO’s shareholders (except certain shareholders of the GIBO (such shareholders, the “Founders”)) received Class A ordinary shares of par value of $0.000001 each of the Company (“Class A Ordinary Shares”) and the Founders received Class B ordinary shares of par value of $0.000001 each of the Company (“Class B Ordinary Shares” and together with Class A Ordinary Shares, the “Ordinary Shares”) as consideration and became the shareholders of the Company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings while each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Upon the consummation of the Business Combination, outstanding BUJA Warrants were assumed by the Company and converted into corresponding Warrants to purchase 2,873,741 Class A Ordinary Shares. The Warrants may be exercised during the period commencing from 30 days after the completion of the Business Combination, and terminating five years after the completion of the Business Combination. Each Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares.

Immediately following the consummation of the Business Combination, 727,367,986 the Company shares were issued to (i) BUJA’s public shareholders of 687,639 shares, which included 112,639 public shares and 575,000 shares convertible from 5,750,000 of one right to receive one-tenth of one ordinary share from the public unit, (ii) BUJA’s initial shareholders of 1,904,237 shares, which included 1,437,500 Founder Shares, 424,307 private shares, and 42,430 shares in exchange for 42,430 BUJA shares issued to the sponsor converted from 424,307 rights, each to receive one-tenth of one ordinary share from the private units, (iii) A.G.P./Alliance Global Partners (“AGP”) of 178,534 shares, which included 28,534 shares (“AGP Shares”) pursuant to the Advisory Agreement signed on April 22, 2024 between AGP and BUJA for the transaction fee of $325,000 in the form of shares of the combined entity at $11.39 per share as of March 11, 2025, and 150,000 shares (“Representative Shares”) issued upon the consummation of IPO and convertible to the Company shares upon the consummation of the Business Combination, (iv) GIBO’s shareholders of 722,597,576 shares at exchange ratio of $11.46 per share, the May 2025 redemption per share price, based on a total merger consideration of $8.28 billion.

Accounting for the Business Combination

The Business Combination was accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, BUJA was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, GIBO’s shareholders are expected to beneficially own a majority of the total voting power of the Company, GIBO comprised all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GIBO issuing shares for the net assets of BUJA, accompanied by a recapitalization. The net assets of BUJA were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of GIBO.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this Exhibit has been prepared using actual redemption of BUJA’s ordinary shares.

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. BUJA and GIBO have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to GIBO or Merger Sub I or Merger Sub II, accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

	(1)					Actual
	BUJA					Redemptions
		Transaction			(2)	Transaction
		Accounting			GIBO	Accounting		Pro Forma
	(Historical)	Adjustments	Note	(Pro Forma)	(Historical)	Adjustments	Note	Combined

Assets:
Current assets:
Cash and cash equivalents	$15,265	$982,400	(D)	$997,665	$86,750	$1,290,691	(E)	$732,153
						(995,000)	(F)
						(551,408)	(H)
						(96,545)	(I)
Deposit	-	-		-	25,992	-		25,992
Prepaid expenses and other current assets	5,000	-		5,000	60,135	-		65,135
Deferred offering costs	-	-		-	1,609,714	(1,609,714)	(I)	-
Total current assets	20,265	982,400		1,002,665	1,782,591	(1,961,976)		823,280

Property and equipment, net	-	-		-	110,641,098	-		110,641,098
Intangible assets, net	-	-		-	333,336	-		333,336
Right-of-use asset	-	-		-	38,563	-		38,563
Investments held in Trust Account	32,819,527	348,789	(A)	1,290,691	-	(1,290,691)	(E)	-
		400,000	(B)
		(32,277,625)	(C)
Total Assets	$32,839,792	$(30,546,436)		$2,293,356	$112,795,588	$(3,252,667)		$111,836,277

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Other payable and accrued expenses	29,705	-		29,705	2,290,206	(96,545)	(I)	2,223,366
Operating lease liabilities, current	-	-		-	38,563	-		38,563
Due to related parties	30,524	-		30,524	24,136,661	-		24,167,185
Sponsor Loan	908,000	982,400	(D)	1,890,400	-	-		1,890,400
Extension loan - related party	700,000	400,000	(B)	1,100,000	-	-		1,100,000
Total current liabilities	1,668,229	1,382,400		3,050,629	26,465,430	(96,545)		29,419,514

Loan from related parties	-	-		-	1,063,906	-		1,063,906
Loan from third parties	-	-		-	105,252	-		105,252
Deferred underwriters’ discount	1,150,000	-		1,150,000	-	(1,150,000)	(F)	-
Total Liabilities	2,818,229	1,382,400		4,200,629	27,634,588	(1,246,545)		30,588,672

Commitments and Contingencies

Ordinary shares subject to possible redemption	32,819,527	348,789	(A)	1,290,691	-	(1,290,691)	(L)	-
		400,000	(B)
		(32,277,625)	(C)

Stockholders’ Equity (Deficit):
Preferred stock	-	-		-	-	-		-
Ordinary shares	202	-		202	1	(202)	(G)	-
						(1)	(J)
Class A Ordinary Shares	-	-		-	-	3	(G)	530
						527	(J)
						-	(L)
						-	(H)
Class B Ordinary Shares	-	-		-	-	195	(J)	195
Additional paid-in capital	-	-		-	134,386,835	155,000	(F)	255,289,077
						(3,197,967)	(G)
						325,000	(H)
						(876,408)	(H)
						(1,609,714)	(I)
						(721)	(J)
						124,816,361	(K)
						1,290,691	(L)
Other reserve	-	-		-	64,020	-		64,020
Accumulated deficit	(2,798,166)	(400,000)	(B)	(3,198,166)	(49,289,856)	75,000	(F)	(174,106,217)
						(75,000)	(F)
						3,198,166	(G)
						876,408	(H)
						(876,408)	(H)
						(124,816,361)	(K)
Total Stockholders’ Equity (Deficit)	(2,797,964)	(400,000)		(3,197,964)	85,161,000	(715,431)		81,247,605
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	$32,839,792	$(30,546,436)		$2,293,356	$112,795,588	$(3,252,667)		$111,836,277

(1)	Derived from balance sheet of Bukit Jalil Global Acquisition 1 Ltd (“BUJA”) as of December 31, 2024. See BUJA’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)	Derived from consolidated balance sheet of Global IBO Group Limited (“GIBO”) as of December 31, 2024. See GIBO’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

			Actual
			Redemptions
	(1)	(2)	Transaction
	BUJA	GIBO	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined

Revenues	$-	$30,000,000	$-		$30,000,000
Cost of goods sold	-	4,368,333	-		4,368,333
Gross profit	-	25,631,667	-		25,631,667

Operating expenses:
General and administrative expenses	1,187,423	1,253,323	876,408	(CC)	3,317,154
Depreciation and amortization	-	209,431	-		209,431
Research and development expenses	-	49,032,968	-		49,032,968
Share-based compensation expense	-	-	124,816,361	(DD)	124,816,361
Total operating expenses	1,187,423	50,495,722	125,692,769		177,375,914
Income (loss) from Operations	(1,187,423)	(24,864,055)	(125,692,769)		(151,744,247)
Other income (loss)
Interest income	-	371			371
Dividend income on investments held in Trust	2,388,838	-	(2,388,838)	(AA)	-
Foreign exchange translation gain	-	11,351	-		11,351
Total other income (loss)	2,388,838	11,722	(2,388,838)		11,722
Net income	$1,201,415	$(24,852,333)	$(128,081,607)		$(151,732,525)

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	4,405,440		(4,405,440)	(BB)	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.79				$-
Basic and diluted weighted average ordinary shares outstanding	2,011,807		723,356,179	(BB)	725,367,986
Basic and diluted net loss per ordinary share attributable to non-redeemable ordinary shares	$(1.13)				$(0.21)

Basic and diluted weighted average ordinary shares outstanding		1
Basic and diluted net loss per ordinary share		$(24,852,333)

(1)	Derived from audited statement of operations of BUJA for the year ended December 31, 2024. See BUJA’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)	Derived from audited consolidated statements of operations of GIBO for the year ended December 31, 2024. See GIBO’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basic of Presentation

On May 8, 2025, the Company consummated the previously announced business combination by and among the Company, BUJA, Merger Sub I, Merger Sub II, and GIBO. As a result of the Business Combination, (i) Merger Sub I has merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of the Company, and (ii) following the First Merger, Merger Sub II has merged with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of the Company.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, BUJA was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GIBO issuing shares for the net assets of BUJA, accompanied by a recapitalization. The net assets of BUJA were stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2024, the beginning of the period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 has been prepared using, and should be read in conjunction with, the following:

●	BUJA’s balance sheet as of December 31, 2024 and the related notes included elsewhere in this Form 20-F, and

●	GIBO’s consolidated balance sheet as of December 31, 2024 and the related notes included elsewhere in this this Form 20-F.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 has been prepared using, and should be read in conjunction with, the following:

●	BUJA’s statement of operations for the year ended December 31, 2024 and the related notes included elsewhere in this Form 20-F, and

●	GIBO’s consolidated statements of operations for the year ended December 31, 2024 and the related notes included elsewhere in this Form 20-F.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates and assumptions, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of BUJA and GIBO.

The unaudited pro forma combined financial information included in this Form 20-F has been prepared using actual redemption of BUJA’s ordinary shares.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

Note 2 – Accounting Policies

Upon consummation of the Business Combination, management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). GIBO has elected not to present Management’s Adjustments and only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(a)	Derived from the balance sheet of BUJA as of December 31, 2024. See BUJA’s financial statements and the related notes appearing elsewhere in this Form 20-F.

(b)	Derived from the consolidated balance sheet of GIBO as of December 31, 2024. See GIBO’s financial statements and the related notes appearing elsewhere in this Form 20-F.

(A)	Reflected dividend earned from Trust Account from January 1, 2025 to May 8, 2025, which increased the value of BUJA Class A ordinary shares.

(B)	Reflected non-interest-bearing promissory notes from the sponsor and deposited into the Trust Account to extend the liquidation date from January 1, 2025 to May 8, 2025, which increased the value of BUJA Class A ordinary shares.

(C)	Reflected the redemption of 2,816,876 BUJA ordinary shares at $11.46 per share in May 2025.

(D)	Reflected additional sponsor loan from January 1, 2025 to May 8, 2025.

(E)	Reflected the reclassification of cash held in the Trust Account that became available for general use following the Business Combination.

(F)	Reflected the settlement of $995,000 deferred underwriters’ discount and advisory fee payable to AGP, including 1) amended deferred underwriters’ discount of $920,000, reflecting a 20% discount of $1,150,000 deferred underwriters’ discount, pursuant to an amendment to the Underwriting Agreement between BUJA and AGP signed on April 3, 2025, and 2) the transaction fee of $75,000, pursuant to the Advisory Agreement signed on April 22, 2024 between BUJA and AGP, classified as an adjustment to BUJA’s accumulated deficit and subsequently reclassify to the Company additional paid-in capital at the time of the consummation of the Business Combination.

(G)	Reflected the elimination of the historical accumulated deficit of BUJA, the accounting acquiree, into GIBO’s additional paid-in capital upon the consummation of the Business Combination; the reclassification of 2,011,807 BUJA ordinary shares into the Company class A ordinary shares; and the issuance of 617,430 class A ordinary shares from the conversion of 6,174,307 BUJA public and private rights upon the consummation of the Business Combination.

(H)	Reflected the settlement of approximately $0.9 million of transaction costs, of which approximately $0.6 million is paid by cash and approximately $0.3 million is paid in the form of Class A shares of BUJA at redemption price of $11.39 per share, the closing price as of March 11, 2025, classified as an adjustment to BUJA’s accumulated deficit and subsequently reclassified to the Company additional paid-in capital at the time of the consummation of the Business Combination.

(I)	Reflected the settlement of approximately $0.1 million of total GIBO’s transaction costs that included in accrued expenses and other current liabilities related to the Business Combination and the reclassification of approximately $1.6 million deferred offering costs into additional paid-in capital upon the closing of the Business Combination.

(J)	Reflected the recapitalization of GIBO through the issuance of 527,634,420 class A ordinary shares and 194,963,156 class B ordinary shares, at exchange ratio of $11.46 per share, the May 2025 redemption per share price, based on a total merger consideration of $8.28 billion, with $0.000001 par value to GIBO’s shareholders.

(K)

Reflected the incremental fair value of the Company Class B ordinary shares related to the increased voting rights. The Company Class B ordinary shares, which were granted to the founder group of GIBO shareholders, had the same economic rights as the Company Class A ordinary shares, but different voting rights. The Company Class B ordinary shares carried 20 votes per share whereas the Company Class A ordinary shares carried one vote per share. Therefore, the incremental fair value of the Company Class B ordinary shares resulted in an estimated compensation charge at the time of exchange for approximately $126.4 million, which was a decrease to accumulated deficit and an increase to additional paid-in capital.

(L)	Reflected the reclassification of 112,639 shares of BUJA ordinary shares subject to possible redemption to Class A ordinary shares at $0.000001 par value upon the consummation of the Business Combination.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments to the unaudited combined pro forma statement of operations consists of the following:

(a)	Derived from statement of operations of BUJA for the year ended December 31, 2024. See BUJA’s financial statements and the related notes appearing elsewhere in this Form 20-F.

(b)	Derived from consolidated statement of operations of GIBO for the year ended December 31, 2024. See GIBO’s financial statements and the related notes appearing elsewhere in this Form 20-F.

(AA)	Reflected an adjustment to eliminate dividend earned from marketable securities held in Trust Account as if the Business Combination had been consummated on January 1, 2024, the beginning of the period presented.

(BB)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumed that the Business Combination as if it had been consummated on January 1, 2024. In addition, as the Business Combination was being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumed that the shares had been outstanding for the entire period presented.

(CC)	Reflected the approximately $0.9 million of BUJA’s transaction costs incurred subsequent to December 31, 2024. This is a non-recurring item.

(DD)	Reflected the recognition of the incremental compensation expense related to the incremental fair value of the Company Class B ordinary shares in adjustment (K). This is a non-recurring item.

Note 4 –Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of the Company ordinary shares outstanding during the periods.

The unaudited pro forma condensed combined has been prepared for the year ended December 31, 2024:

Pro forma net loss attributable to ordinary shareholders	$(151,732,525)
Weighted average shares outstanding – basic and diluted	725,367,986
Pro forma loss per share – basic and diluted	$(0.21)

Weighted average shares calculation, basic and diluted
Ordinary Shares
BUJA Public Shares(1)	687,639
BUJA Initial Shares(2)	1,904,237
Representative Shares	150,000
AGP Shares	28,534
GIBO’s shareholders’ shares issued in the Business Combination	722,597,576
Total weighted average shares outstanding	725,367,986

(1)	Including 112,639 Public Shares and 575,000 shares which were converted from 5,750,000 of one right to receive one-tenth of one BUJA ordinary share upon consummation of the Business Combination from the public BUJA Unit.

(2)	Including 1,437,500 Founder Shares, 424,307 ordinary shares included in the Private Units (“Private Shares”), and 42,430 shares which were converted from 424,307 rights, each to receive one-tenth of one BUJA ordinary share upon consummation of the Business Combination from the private BUJA Units.